Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: December 5, 2005
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Swisscom to draw up new strategy
Swisscom to draw up a new strategy for the company
Political process for ongoing privatisation launched
Investments in Switzerland independent of foreign business
Limited growth opportunities in Switzerland — international network of relations
Continuation of high payouts to shareholders
SIGNATURES

Press Release
Swisscom to draw up new strategy
At the end of November the Federal Council instructed its representative on the Board of Directors to vote against a possible acquisition that Swisscom might make abroad and, instead, to support the distribution of free capital to shareholders. The Swisscom Board of Directors has since reviewed various options open to the company and held talks with representatives of the Swiss Confederation. The Board of Directors assumes that the Federal Council will approve the strategic goals of Swisscom’s principal shareholder for 2006 — 2009 by the end of this year. Talks on a takeover of Eircom of Ireland have been broken off.
Over the past few days the public controversy surrounding questions related to the Swiss government’s majority holding in Swisscom, plans for acquisitions abroad and the payout policy, has given rise to uncertainty among shareholders, customers and employees. In the course of talks with government representatives, Swisscom management has endeavoured to clarify the government’s position on these issues and has come to a common understanding on further action.
Swisscom to draw up a new strategy for the company
The Federal Council will formalise its new expectations of Swisscom by the end of the year, as part of the strategic goals for 2006 — 2009. The Swisscom Board of Directors will examine these strategic goals in detail and, on this basis, formulate a new strategy for Switzerland’s leading telecoms group. Until then, the members of the Swisscom Board of Directors and Executive Board have agreed not to make any personnel-related decisions regarding their own person.
In view of the decisions taken on Friday by the Federal Council and its own assessment carried out at the weekend, the Swisscom Board of Directors has assured the government that it will not make any decisions on acquisitions of holdings in foreign telecoms companies with a public service mandate (“universal service obligation”) until the government’s strategic goals for 2006 to 2009 have come into force. Swisscom has broken off talks, confirmed on 9 November, with Eircom of Ireland in relation to a possible transaction. Under the circumstances Swisscom sees no possibility of a takeover bid.
Political process for ongoing privatisation launched
The Federal Council has decided to initiate the political process that will allow the Confederation to give up fully its holding in Swisscom. In light of developments over the past week, Swisscom takes the view that the 2006 — 2009 strategic goals to be published by the Federal Council must contain clear-cut statements, particularly with regard to compliance with the Telecommunications Enterprise Act, the international strategy, the payout policy, the privatisation process (in options), the

Swisscom Ltd
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

Press Release
implications of an instruction from the government representative (liability and sanction issues), communication between the Federal Council and Swisscom, and the unalterable validity of these strategic goals over the four-year period. This will ensure investor confidence and allow the Board of Directors to perform its tasks as a supervisory body with obligations to the company, in compliance with Stock Corporation Law and capital market legislation.
If the federal holding is reduced Swisscom believes it is essential that the size of the stake and associated rights be in line with Swiss Stock Corporation Law, i.e. with no preferential rights granted to the government over other shareholders. Swisscom will review its position on privatisation after the new strategic goals have been approved.
Investments in Switzerland independent of foreign business
Swisscom intends to continue, and expand, its core business strategy. To date Swisscom has always invested highly in the home market irrespective of its activities abroad. In future, too, the company intends to invest more than CHF 1 billion annually in further developing telecommunications infrastructures and services in Switzerland.
As a result of these ongoing high-level investments, Switzerland is now one of the leading countries when it comes to telecommunications services: for instance in terms of broadband Internet usage, service availability in outlying regions, and excellent mobile coverage. Swisscom remains committed to its plans to further expand the fixed network infrastructure (VDSL) and introduce new services such as television. The company also aims to continue establishing new business fields in Switzerland: For example, Swisscom IT Services is now successfully established in the IT outsourcing business, and Swisscom subsidiary Accarda in the customer card business.
Limited growth opportunities in Switzerland — international network of relations
In view of the limited opportunities for growth within Switzerland, the company has in recent years been examining the possibility of purchasing companies abroad subject to rigorous acquisition criteria i.e. profitable telecoms market leaders in Europe, majority holdings with clear management control by Swisscom, and restrictions on size but with a sound, stable financial base.
Even now the Swisscom Group has an international network of relations. Customers in Switzerland benefit directly from strategic partnerships with Vodafone, for example in terms of roaming. Since purchasing the broadcasting company Antenna Hungaria, Swisscom has been active in Hungary. Belgacom and Swisscom Fixnet combined their international carrier businesses in a joint venture in order to boost their competitiveness in the wholesale market and leverage the resultant synergies. And Swisscom

Swisscom Ltd
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

Press Release
Eurospot offers business travellers in several countries throughout Europe local wireless and wireline networks at locations such as hotels and congress centres.
Continuation of high payouts to shareholders
Last year’s high payout to shareholders once more reflected the strong balance sheet which Swisscom has been recording for many years and allows the company to distribute increasingly more free capital. The core element of the payout policy is the distribution of equity free cash flow (ECFC) via a dividend and a possible share buy-back.
Including the 2005 distribution, Swisscom has paid out a total of CHF 15.9 billion to its shareholders since the IPO in 1998. This sum is made up of dividend payments of CHF 6 billion, reductions in par value of CHF 1.6 billion, and share buyback programmes of CHF 8.3 billion. In just seven years. Swisscom has therefore paid out more than half its current stock market value to shareholders. In the current financial year the total payout amounts to some CHF 2.9 billion in the form of a dividend and share buy-back.
The maximum payout amount is limited by the free reserves available to Swisscom Ltd, which currently total some CHF 3 billion. Swiss Stock Corporation Law prohibits payments to shareholders in excess of the retained earnings disclosed in the balance sheet.
Berne, 5 December 2005

Swisscom Ltd
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: December 5, 2005	by:	/s/	Rolf Zaugg
	Name:		Rolf Zaugg
	Title:		Senior Counsel Head of Capital Market & Corporate Law